Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater releases its annual suite of reports, AGM Notice and No Change Statement

Johannesburg, 24 April 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that its 2025 Integrated report, Sustainability report, Group Annual Financial Report, Company Financial Statements, Mineral Resources and Mineral Reserves report, Notice of Annual General Meeting (AGM) including the Summarised Financial Statements and other relevant supplementary documentation, have been published on its website at https://reports.sibanyestillwater.com/2025.

Sibanye-Stillwater shareholders are advised that the Notice of the AGM (NOM), including the Summarised Financial Statements to shareholders will be posted today, 24 April 2026. The voting arrangements for the AGM are outlined below.

Sibanye-Stillwater's external auditors, BDO South Africa Inc., have audited the Consolidated Financial Statements and the Company's separate financial statements for the year ended 31 December 2025 (Group's Financial Statements) and have issued unqualified audit reports thereon. The unqualified audit reports are available for inspection at the Group's registered office, together with the Group's Consolidated Financial Statements and the Company's separate financial statements. The information previously published in the reviewed condensed consolidated provisional financial statements, released on the Stock Exchange News Service on 20 February 2026, remains unchanged. All the documents referred to in this release are available at https://www.sibanyestillwater.com/news-investors/reports/annual/.

Furthermore, the Group Annual Financial Report, containing Group's audited consolidated and Company financial statements, is also available on the JSE cloudlink https://senspdf.jse.co.za/documents/2026/jse/isse/sswe/AFS2025.pdf.

Notice of Annual General Meeting

The Company's AGM for the year ended 31 December 2025 will be held entirely by electronic communication (virtually), on Thursday, 28 May 2026 at 14h00 (CAT). The AGM will conduct the business as stated in the NOM, a copy of which can be found at https://www.sibanyestillwater.com/news-investors/shareholder-information/agm/.

In terms of section 59(1)(a) and (b) of the South African Companies Act (Act No.71 of 2008), as amended (the Act) and the JSE Listings Requirements, the Sibanye-Stillwater Board of directors has set the following record dates for determining which Shareholders are entitled to:

- receive notice of the AGM (being the date on which a Shareholder must be registered in the Company's securities register to receive notice of the AGM) as being Friday, 17 April 2026; and
- participate in and vote at the AGM (the date on which a Shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) as being Friday, 22 May 2026
- The last day to trade to be eligible to vote is Tuesday 19 May 2026

Sibanye-Stillwater shareholders who wish to participate electronically in and/or vote at the AGM are required to complete the Electronic Participation Application Form included in the NOM or can be separately downloaded at https://reports.sibanyestillwater.com/2025/download/SSW-EPF25.pdf and email the same to The Meeting Specialist Proprietary Limited (TMS) proxy@tmsmeetings.co.za as soon as possible, but in any event by no later than 09h00 CAT on Tuesday, 26 May 2026.

As contemplated in section 63(2)(b) of the Act and the Company's memorandum of incorporation, the AGM will be conducted electronically and not in person. The electronic meeting facilities arranged will permit all participants at the AGM to communicate concurrently, without an intermediary, and to participate in the meeting. The virtual meeting guide is available at https://reports.sibanyestillwater.com/2025/download/ssw-AGM25-virtual-meeting-guide.pdf. Electronic voting will, therefore, be the only method available for Shareholders or proxies for Shareholders, to vote at the AGM.

Kindly note that, in terms of section 63(1) of the Act, AGM participants (including proxies) will be required to provide identification before being entitled to participate in or vote at the AGM as more fully detailed in the NOM. Forms of identification that will be accepted include certified copies of valid identity documents, driver's licences and passports.

About Sibanye-Stillwater

Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting

the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.